EXHIBIT 99.1

Alvarion (in Interim Liquidation and Receivership) Receives Additional NASDAQ Notification Related to Failure to Hold Annual General Meeting and File Interim Financial Statements

ROSH HA'AYIN, Israel, Jan. 9, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in interim liquidation and receivership) (Nasdaq:ALVR) (the "Company") announced today that it has received notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC ("NASDAQ") indicating that the Company's failure to solicit proxies and to hold an annual meeting of shareholders for fiscal year 2013, as required by NASDAQ Listing Rules 5620(a) and 5620(b), and its failure to file a Form 6-K containing interim financial statements for the period ended June 30, 2013, as required by NASDAQ Listing Rule 5250(c)(2), may serve as additional bases for the delisting of the Company's securities from NASDAQ. The Company has been provided with the opportunity to present its plan to evidence compliance with those requirements for review by the NASDAQ Listing Qualifications Panel (the "Panel") and intends to timely do so.

The Panel previously granted the Company's request for continued listing on The NASDAQ Capital Market through January 13, 2014. In order to remain listed on NASDAQ, on or before January 13, 2014, the Company must emerge from bankruptcy proceedings in Israel and demonstrate compliance with all applicable requirements for initial listing on The NASDAQ Capital Market, including evidencing a stock price of at least $3.00 per share. In the event the Company does not satisfy the terms of the Panel's decision by January 13, 2014, the Panel is expected to issue a determination to delist the Company's shares from NASDAQ.

In addition, the Company has been previously notified by NASDAQ that its closing bid price has been less than $1.00 per ordinary share for 30 consecutive business days and that it therefore does not satisfy NASDAQ's minimum bid requirement of $1.00 per share necessary for continued listing on The NASDAQ Capital Market.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com